Filed By Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On February 20, 2003, Developers Diversified Realty Corporation disseminated the following press release:

Developers Diversified Realty Reports a 5.0% Increase in FFO Per Share for the Year Ended December 31, 2002

CLEVELAND, Feb. 20, 2003 — Developers Diversified Realty Corporation (NYSE: DDR), a real estate investment trust (“REIT”), today announced that fourth quarter 2002 Funds From Operations (“FFO”), a widely accepted measure of REIT performance, on a per share basis was $0.64 (diluted) and $0.65 (basic) compared to $0.62 (diluted) and $0.62 (basic) per share for the same period in the previous year, an increase of 3.2% diluted and 4.8% basic. FFO reached $43.1 million for the quarter ended December 31, 2002, which compares to $35.7 million for 2001.

On a per share basis FFO (diluted) was $2.50 and $2.38 for the years ended December 31, 2002 and 2001, respectively, an increase of 5.0%. FFO for the year ended December 31, 2002 was $165.0 million compared to FFO for the year ended December 31, 2001 of $135.5 million.

Scott A. Wolstein, DDR’s chairman and chief executive officer stated “We are pleased to report continued strong FFO growth over last year’s results. We are particularly pleased that this growth was accomplished while also strengthening the Company’s balance sheet and significantly improving its coverage ratios.”

Net income for the three month period ended December 31, 2002 was $29.6 million, or $0.35 per share (diluted), compared to fourth quarter 2001 net income of $20.2 million, or $0.24 per share (diluted), an increase of 45.8%. Net income for the year ended December 31, 2002 was $102.0 million, or $1.16 per share (diluted), compared to net income of $92.4 million, or $1.17 per share (diluted) for the prior comparable period. A reconciliation of net income to FFO is presented in the financial highlights section.

Leasing:

Leasing activity continues to be strong throughout the portfolio. During the fourth quarter of 2002, the Company executed 98 new leases aggregating approximately 574,000 square feet at an average rental rate of $11.05 per square foot, a 16% increase over prior rental rates, and 84 renewals aggregating approximately 330,000 square feet at an average rate of $12.02 per square foot, which represents an increase of 8% over prior rental rates. At December 31, 2002, the average annualized base rent per occupied square foot, including those properties owned through joint ventures, was $10.58, which compares to $10.03 at December 31, 2001.

As of December 31, 2002, the portfolio was 95.9% leased, compared to 95.9% at September 30, 2002 and 95.4% at December 31, 2001. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 96.7% leased. These percentages include tenants for which signed leases have been executed and occupancy has not occurred. Based on tenants in place and responsible for paying rent as of December 31, 2002, occupancy increased to 95.1% from 94.2% at September 30, 2002. Occupancy as of December 31, 2001 was

94.8%. Excluding the impact of Kmart leases rejected in June 2002, the portfolio was 95.9% occupied at December 31, 2002.

Same store tenant sales performance over the trailing 12 month period within the Company’s portfolio remained strong at approximately $240 per square foot for those tenants required to report. Aggregate base and percentage rental revenues relating to Core Portfolio Properties (i.e., shopping center properties owned since January 1, 2001, excluding properties under redevelopment) increased approximately $6.2 million (or 2.2%) for the year ended December 31, 2002, compared to the same period in 2001. Core portfolio properties’ NOI increased approximately $4.9 million or 1.9% for the year ended December 31, 2002, compared to the same period in 2001.

Expansions:

For the twelve month period ended December 31, 2002, the Company completed expansions and redevelopments at five shopping centers located in Denver, Colorado; Detroit, Michigan; St. Louis, Missouri; Lebanon, Ohio; and North Olmsted, Ohio at an aggregate cost of approximately $8.0 million. The Company is currently expanding/redeveloping eight shopping centers located in Birmingham, Alabama; North Little Rock, Arkansas; Bayonet Point, Florida; Brandon, Florida; North Canton, Ohio; Tiffin, Ohio; Riverdale, Utah and Taylorsville, Utah at a projected incremental cost of approximately $29.7 million. The Company is also scheduled to commence three additional expansion projects at the shopping centers located in Aurora, Ohio; Princeton, New Jersey and Erie, Pennsylvania.

For the twelve month period ended December 31, 2002, the Company’s joint ventures completed expansions and redevelopments at seven shopping centers located in Atlanta, Georgia; Marietta, Georgia; Schaumburg, Illinois; Leawood, Kansas; Overland Park, Kansas; Maple Grove, Minnesota and San Antonio, Texas at an aggregate cost of approximately $15.0 million. The Company’s joint ventures are currently expanding/redeveloping three shopping centers located in San Ysidro, California; Shawnee, Kansas; and North Olmsted, Ohio at a projected incremental cost of approximately $8.8 million. The Company’s joint ventures are scheduled to commence one additional expansion project at the shopping center located in Deer Park, Illinois.

Development (Consolidated):
The consolidated development projects are as follows:

*	Phase II of the Meridian, Idaho (a suburb of Boise) shopping center commenced construction in 2002, with completion scheduled for 2003.
*	The Company commenced construction during 2002 on the central quadrant of the Coon Rapids, Minnesota, Riverdale Village Shopping Center. This development will create an additional 295,000 square feet of retail space.
*	The Company broke ground during 2002 on two shopping center developments located in Riverdale, Utah and Long Beach, California.
*	The Company anticipates breaking ground in 2003 on a 100,000 square foot shopping center located in, St. Louis, Missouri (Southtown).

Development (Joint Ventures):

The Company has joint venture development agreements for five shopping center projects. These five projects have an aggregate projected cost of approximately $192.8 million and are currently scheduled for completion during 2003. The projects located in Long Beach, California (City Place) and Austin, Texas are being financed through the Prudential/DDR Retail Value Fund. The other three projects are located in Littleton, Colorado; Coon Rapids, Minnesota and St. Louis, Missouri. The projects in Long Beach, California; Littleton, Colorado and Coon Rapids, Minnesota were substantially completed in 2002.

Acquisitions:

Although no significant acquisitions closed during the fourth quarter of 2002, in January 2003, the Company acquired a 67% interest in a 296,000 square foot shopping center in Phoenix, Arizona for an aggregate purchase price of approximately $43.0 million and a 25% interest in a shopping center in Pasadena, California for a purchase price of $113.5 million. The Company’s equity interest in these properties is approximately $17.4 million and $7.1 million, respectively. The Company also acquired a 540,000 square foot property in Gulfport, Mississippi for approximately $45.5 million.

Dispositions:

In October 2002, the Company sold a 47,000 square foot shopping center in Columbia, South Carolina for approximately $5.3 million and a 63,000 square foot shopping center in Jacksonville, North Carolina for approximately $6.0 million. Additionally, the Company’s Community Centers Joint Venture, in which the Company has a 20% interest, sold a 390,000 square foot shopping center in Denver, Colorado for approximately $43 million.

In November 2002, the Company sold a 180,000 square foot shopping center in Orlando, Florida for approximately $7.3 million and a 21,000 square foot business center in Dallas, Texas for approximately $1.7 million.

In December 2002, the Company, through an equity affiliate, sold a 535,000 square foot shopping center in Round Rock, Texas for approximately $78.1 million.

Financings:

In December 2002, the Company financed five shopping center properties acquired in August 2002 for $63.0 million. Four of these properties are subject to a one-year floating rate mortgage with a principal balance of $54.8 million and an interest rate of approximately 3.2%. It is anticipated that this debt will be converted to long term fixed rate debt during 2003. The remaining property’s mortgage is $8.2 million for ten years at a fixed interest rate of 5.5%.

In December 2002, the Company issued 1.6 million common shares in exchange for $35 million of preferred operating partnership units at a price of $21.625 per share.

In January 2003, the Company agreed to enter into a $150 million secured financing for five years with interest at a coupon rate of 4.41%. In addition, the Company entered into interest rate swaps aggregating $100 million, effectively converting floating rate debt into fixed rate debt with an effective weighted average coupon rate of 2.875% and a life of 1.75 years.

Strategic Transactions:

In October 2002, the Company and JDN Realty Corporation announced entering into a definitive merger agreement pursuant to which JDN shareholders will receive 0.518 shares of DDR in exchange for each share of JDN stock. The transaction valued JDN at approximately $1.1 billion, which included approximately $584 million of assumed debt at the carrying amount and $50 million of preferred stock. It is anticipated that this transaction will be approved by the JDN shareholders and will close in March 2003.

Following the merger, DDR will own or manage approximately 400 retail properties in 44 states comprising approximately 75 million square feet, which includes approximately 15 million square feet of total GLA attributable to JDN. In addition, DDR will acquire 21 properties comprising approximately 7 million square feet of total GLA currently under development by JDN as well as a development pipeline of 17 properties representing 3 million square feet of total GLA with a total estimated cost of $220 million. Upon completion of the transaction, expected in the first quarter of 2003, DDR will have a total market capitalization of over $5.0 billion (including its pro rata portion of unconsolidated debt).

In March 2002, the Company announced its participation in a joint venture with Lubert-Adler Funds and Klaff Realty, L.P., which was awarded asset designation rights for all of the retail real estate interests of the bankrupt estate of Service Merchandise Corporation for approximately $236 million. The Company has a 25% interest in the joint venture. In addition, the Company earns fees for the management, leasing, development and disposition of the real estate portfolio. The designation rights enable the joint venture to determine the ultimate use and disposition of the real estate interests held by the bankrupt estate. At December 31, 2002, the portfolio consisted of approximately 140 Service Merchandise retail sites totaling approximately 8.0 million square feet. The transaction was approved by the U.S. Bankruptcy Court in Nashville, Tennessee and subsequently the designation rights were transferred to the joint venture.

During 2002, the joint venture sold 45 sites and received gross proceeds of approximately $106.5 million. The Company recognized pre-tax income of approximately $4.3 million relating to the operations of this investment. The Company also earned disposition, management, leasing and financing fees aggregating $1.4 million in 2002 relating to this investment.

Developers Diversified Realty Corporation currently owns and manages approximately 300 retail properties in 43 states totaling 59 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops, leases and manages shopping centers.

A copy of the Company’s Quarterly Supplemental Financial/Operational package is available to all interested parties upon written request at our corporate office to Michelle A. Mahue, Director of Investor Relations, Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, OH 44122.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company’s Form on 10-K as of December 31, 2001.

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Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands — except per share data)

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Revenues:
Minimum rent (A)	$67,491	$59,230	$255,918	$223,531
Percentage and overage rents	2,024	1,385	4,306	3,579
Recoveries from tenants	18,800	16,085	69,683	59,592
Ancillary income	769	751	1,966	1,789
Other property related income	507	422	1,696	1,187
Management fee income	2,356	2,468	10,145	11,285
Development fees	304	1,104	2,346	2,828
Interest income	1,849	1,700	5,905	6,425
Other (B)	385	1,252	5,278	6,104

	94,485	84,397	357,243	316,320

Expenses:
Operating and maintenance	13,671	9,524	43,695	34,200
Real estate taxes	11,216	10,424	43,347	36,298
General and administrative (C)	9,380	6,537	29,392	24,375
Interest	19,007	19,684	76,831	80,912
Impairment charge	—	—	—	2,895
Depreciation and amortization	20,749	18,941	77,698	63,346

	74,023	65,110	270,963	242,026

Income before equity in net income of joint ventures and minority equity investment, minority equity interests, gain on sales of real estate and real estate investments and discontinued operations	20,462	19,287	86,280	74,294
Equity in net income of joint ventures (D)	10,371	3,579	32,769	17,010
Equity in net income of minority equity investment (E)	—	—	—	1,550
Minority equity interests (F)	(4,800)	(5,513)	(21,570)	(21,502)
Gain on sales of real estate and real estate investments	440	2,536	3,429	18,297

Income from continuing operations	26,473	19,889	100,908	89,649
Income from discontinued operations (G)	3,144	307	1,062	2,723

Net income	$29,617	$20,196	$101,970	$92,372

Net income, applicable to common shareholders	$23,127	$13,381	$74,912	$65,110

Funds From Operations (“FFO”):
Net income applicable to common shareholders	$23,127	$13,381	$74,912	$65,110
Depreciation and amortization of real estate investments	20,225	18,861	76,462	63,200
Equity in net income of joint ventures	(10,371)	(3,579)	(32,769)	(17,010)
Equity in net income of minority equity investment (E)	—	—	—	(1,550)
Joint ventures’ FFO (D)	12,328	7,581	44,473	31,546
Minority equity investment FFO (E)	—	—	—	6,448
Minority equity interests (OP Units)	346	384	1,450	1,531
Impairment charge and (gain) loss on sales of depreciable real estate and real estate investments, net, including discontinued operations	(2,604)	(927)	454	(16,688)
Impairment charge	—	—	—	2,895

FFO	$43,051	$35,701	$164,982	$135,482

Per share data:
Earnings per common share
Basic	$0.36	$0.24	$1.17	$1.18

Diluted	$0.35	$0.24	$1.16	$1.17

Dividends Declared	$0.38	$0.37	$1.52	$1.48

Funds From Operations — Basic (H)	$0.65	$0.62	$2.54	$2.40

Funds From Operations – Diluted (H)	$0.64	$0.62	$2.50	$2.38

Basic — average shares outstanding (thousands)	65,029	56,004	63,807	55,185

Diluted — average shares outstanding (thousands)	65,967	56,875	64,837	55,834

(A)	Increases in shopping center base and percentage rental revenues for the twelve month period ended December 31, 2002 as compared to 2001, aggregated $34.4 million consisting of $2.3 million related to leasing of core portfolio properties (an increase of 1.3% from 2001), $20.8 million from the acquisition of eleven shopping centers in 2002, $1.6 million relating to developments and redevelopments and $12.4 million from the AIP properties. These increases were offset by a $2.7 million decrease from the sale/transfer of ten properties in 2002 and 2001. Included in the rental revenues for the twelve month period ended December 31, 2002 and 2001 is approximately $3.3 million and $4.6 million, respectively, of revenue resulting from the recognition of straight line rents.

(B)	Other income for the three month period ended December 31, 2002 and 2001 included approximately $0.9 million and $1.7 million, respectively, in lease termination revenue. Other income for the twelve month periods ended December 31, 2002 and 2001 included approximately $3.9 million and $5.9 million, respectively, in lease termination revenue. In 2001, the Company also recognized $1.3 million of lease termination revenue, which has been reclassified to income from discontinued operations in the 2001 presentation. Also included in other income for the twelve month period ended December 31, 2002 was approximately $2.3 million relating to the sale of development rights to the Wilshire project in Los Angeles, California. Offsetting these revenues for the twelve months ended December 31, 2002 was a charge of $1.0 million relating to the write-off of abandoned development projects.

(C)	General and administrative expenses include internal leasing salaries, legal salaries and related expenses associated with the releasing of space, which are charged to operations as incurred. For the twelve month periods ended December 31, 2002 and 2001, general and administrative expenses were approximately 4.8% and 4.3%, respectively, of total revenues, including joint venture revenues, for each period. General and administrative costs for 2002 include incentive income payable to the Company’s Chairman and CEO of approximately $2.0 million pursuant to his incentive agreement relating to the retail value investment program. After adjusting for this charge the Company’s general and administrative expenses were approximately 4.5% of total revenues in 2002.

(D)	The following is a summary of the Company’s share of the combined operating results relating to joint ventures (in thousands):

	Three month period		Year ended
	ended December 31,		December 31,
	2002 (b)	2001 (b)	2002 (b)	2001 (b)

Revenues from operations (a)	$57,873	$56,812	$233,384	$219,381

Operating expense	18,909	19,119	78,774	70,824
Depreciation and amortization of real estate investments	11,181	7,919	36,026	31,479
Interest expense	18,289	18,640	71,161	71,279

	48,379	45,678	185,961	173,582

Income from operations before gain on sale of real estate and real estate investments and tax expense	9,494	11,134	47,423	45,799
Gain (loss) on sale of real estate and real estate investments	5,219	—	18,916	(97)
Income from discontinued operations	1,162	1,858	6,358	5,587
Gain on sale of discontinued operations	19,609	—	35,205	—
Tax expense	(1,225)	—	(2,342)	—

Net income	$34,259	$12,992	$105,560	$51,289

DDR Ownership interests (b)	$10,646	$4,018	$34,724	$18,274

Funds From Operations from joint ventures are summarized as follows:
Net income	$34,259	$12,992	$105,560	$51,289
(Gain) loss on sale of real estate and real estate investments; including discontinued operations	(14,338)	—	(29,413)	97
Depreciation and amortization of real estate investments	11,247	9,056	38,168	35,676

	$31,168	$22,048	$114,315	$87,062

DDRC Ownership interests (b)	$12,328	$7,581	$44,473	$31,546

DDRC Partnership distributions received, net	$10,249	$6,633	$58,103	$23,740

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands — except per share data)

(a)	Revenues for the three month periods ended December 31, 2002 and 2001 included approximately $0.7 million and $1.2 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $0.2 million and $0.3 million, respectively. Revenues for the twelve month periods ended December 31, 2002 and 2001 included approximately $3.2 million and $4.6 million, respectively, resulting from the recognition of straight line rents of which the Company’s proportionate share is $1.1 million and $1.5 million, respectively.

(b)	At December 31, 2002 and 2001, the Company owned joint venture interests relating to 49 and 55 shopping center properties, respectively. The Company’s share of net income has been reduced by $2.0 million and $1.3 million for the twelve month periods ended December 31, 2002 and 2001, respectively, to reflect additional basis depreciation and the elimination of gains on sale.

(E)	Represented the Company’s minority equity investment in AIP which was merged into a wholly owned subsidiary of the Company on May 14, 2001.

(F)	Minority Equity Interests are comprised of the following:

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Minority interests	$427	$359	$1,782	$890
Preferred Operating Partnership Units	4,027	4,770	18,338	19,081
Operating Partnership Units	346	384	1,450	1,531

	$4,800	$5,513	$21,570	$21,502

(G)  The operating results relating to assets classified as discontinued operations are summarized as follows (in thousands):

	Three Month Period		Year Ended
	Ended December 31,		December 31,
	2002	2001	2002	2001

Revenues	$713	$1,143	$3,534	$5,919

Expenses:
Operating	118	324	972	1,192
Depreciation	33	293	670	1,146
Interest	22	219	376	858

	173	836	2,018	3,196

	540	307	1,516	2,723
(Impairment charge) and gain (loss) on sales of real estate, net	2,604	—	(454)	—

Income from discontinued operations	$3,144	$307	$1,062	$2,723

(H)	For purposes of computing FFO per share (basic), the weighted average shares outstanding were adjusted to reflect the conversion, on a weighted average basis, of 0.9 million and 1.0 million Operating Partnership Units (OP Units) outstanding at December 31, 2002 and 2001, respectively, into 0.9 million and 1.0 million common shares of the Company for the three month periods ended December 31, 2002 and 2001, respectively, and 1.0 million common shares of the Company for each of the twelve month periods ended December 31, 2002 and 2001. The weighted average diluted shares and OP Units outstanding were 67.0 million and 58.0 million for the three month periods ended December 31, 2002 and 2001, respectively, and 65.9 million and 57.0 million for the twelve month periods ended December 31, 2002 and 2001, respectively.

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(In thousands)

Selected Balance Sheet Data:

	December 31, 2002	December 31, 2001

Assets:
Real estate and rental property:
Land	$488,292	$419,261
Buildings	2,109,675	1,869,753
Fixtures and tenant improvements	72,674	60,115
Land under development	20,028	25,539
Construction in progress	113,387	118,997

	2,804,056	2,493,665
Less accumulated depreciation	(408,792)	(351,709)

Real estate, net	2,395,264	2,141,956
Cash	16,371	19,069
Advances to and investments in joint ventures	258,610	255,565
Notes receivable	11,662	5,221
Receivables, including straight line rent	60,074	51,694
Other assets	34,871	23,702

	$2,776,852	$2,497,207

Liabilities:
Indebtedness:
Revolving credit facilities:
Variable rate debt	$346,000	$201,750
Fixed rate debt	100,000	200,000
Variable rate unsecured term debt	22,120	22,120
Senior unsecured fixed rate debt	304,900	405,827
Senior unsecured variable rate debt	100,000	—
Mortgage and other secured debt	625,778	478,604

	1,498,798	1,308,301
Dividends payable	25,378	22,072
Other liabilities	92,070	82,419

	1,616,246	1,412,792
Minority interests	215,045	250,401
Shareholders’ equity	945,561	834,014

	$2,776,852	$2,497,207

DEVELOPERS DIVERSIFIED REALTY CORPORATION
Financial Highlights
(in thousands)

Selected Balance Sheet Data (Continued):

Combined condensed balance sheets relating to the Company’s joint ventures are as follows:

	December 31,	December 31,
	2002	2001

Land	$368,520	$374,531
Buildings	1,219,947	1,287,437
Fixtures and tenant improvements	24,356	18,391
Construction in progress	91,787	111,660

	1,704,610	1,792,019
Accumulated depreciation	(153,537)	(140,850)

Real estate, net	1,551,073	1,651,169
Receivables, including straight line rent, net	64,642	51,764
Investment in joint ventures	12,147	21,950
Leasehold interests	26,677	—
Other assets	80,285	60,778

	$1,734,824	$1,785,661

Mortgage debt (a)	$1,129,310	$1,168,686
Notes and accrued interest payable to DDRC	107,671	80,515
Other liabilities	131,865	61,280

	1,368,846	1,310,481
Accumulated equity	365,978	475,180

	$1,734,824	$1,785,661

(a)	The Company’s proportionate share of joint venture debt aggregated approximately $387.1 million and $401.1 million at December 31, 2002 and December 31, 2001, respectively.

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CONTACT: Scott A. Wolstein, Chairman and Chief Executive Officer, +1-216-755-5500, or Michelle A. Mahue, Director of Investor Relations, +1-216-755-5455, both of Developers Diversified Realty Corporation